Marketkast, Incorporated
2295 S. Hiawassee Rd., Suite 414
Orlando, FL 32835

October 26, 2012

VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Susan Block, Attorney-Advisor

Re:	Marketkast, Incorporated Amendment No. 3 to Registration Statement on Form S-1 Filed October 17, 2012 File No. 333-182856

Dear Ms. Block:

We hereby submit the responses of Marketkast, Incorporated (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated October 25, 2012, to Mr. James S. Byrd, Jr. of the Company with regard to the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 filed on October 17, 2012 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Answer:	We will continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

2.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Answer:	We have included a currently dated accountants’ consent as an exhibit to this amendment to the Registration Statement. We will keep the manually signed consents on filed for at least five years.

Registration Statement Cover Page

3.
Please refer to footnote 2. Please delete the last sentence. In this regard, we note that, in response to our prior comment 4, you have increased the fixed price and that the fixed price now exceeds the price per share paid by certain of your selling shareholders in the June 2012 private placement. Similarly revise the prospectus cover page and at page 13 under “The offering price of our common stock,” and throughout the prospectus, as necessary.

Answer:
We have removed the last sentence on footnote 2 of the registration fee table. We have also removed similar language on the prospectus cover page and on page 13 under “The offering price of our common stock,” and throughout the prospectus as necessary, and revised as appropriate.

Our Business, page 19

Our Service, page 20

4.
We note your response to our prior comment 9 and reissue in part. We note your disclosure in the last paragraph that all sales have been fulfilled, or are being fulfilled, internally by your own employees. We also note your disclosure in the Employees section on page 23 that Franshella Productions will be fulfilling your video syndication services.  Please revise this section to clarify whether any of your products and services will be fulfilled by a third-party provider, such as Franshella Productions, and reconcile your disclosures in the above referenced sections.

Answer:
We have revised our disclosure on page 20 and 23 to explain that we fulfilled our initial sales internally through our own employees and resources. We plan to fulfill the sales of our products and services internally until such time as we are not able to fulfill internally due to the volume of sales, at which time we will begin to fulfill some of these products and services through outsourced fulfillment resources like Franshella Productions.

The company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Marketkast, Incorporated

By:	/s/ James S. Byrd
Name:	James S. Byrd
Title:	Chief Executive Officer